                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:        3235-0145
                                                   Expires:    August  31, 1999
                                                   Estimated average burden
                                                   hours per response.....14.90
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                                  INTEVAC, INC.
                         ------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   461148 10 8
                         ------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------               ----------------------------
CUSIP NO. 461148 10 8                      13G            PAGE 2 OF 6 PAGES
-------------------------------------               ----------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NORMAN HUGH POND AND NATALIE POND TRUST DTD 12/23/80
        POND 1996 CHARITABLE REMAINDER UNITRUST
        NORMAN H. POND AS AN INDIVIDUAL
        NATALIE POND AS AN INDIVIDUAL

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   [ ]
                                                                    (b)   [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------

                       5     SOLE VOTING POWER**

  NUMBER OF                  163,333
   SHARES              ---------------------------------------------------------
BENEFICIALLY           6     SHARED VOTING POWER**
  OWNED BY
    EACH                     876,676
  REPORTING            ---------------------------------------------------------
 PERSON WITH           7     SOLE DISPOSITIVE POWER**

                             163,333
                       ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER**

                             876,676
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,040,009
--------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.9%
--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN, OO
--------------------------------------------------------------------------------


**See explanation in Item 4.


                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 461148 10 8                                          Page 3 of 6 Pages


ITEM 1.

      (a)   NAME OF ISSUER

            Intevac, Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            3550 Bassett Street
            Santa Clara, CA 95054-2704

ITEM 2.

      (a)   NAME OF PERSON FILING

            Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80
            Pond 1996 Charitable Remainder Unitrust
            Norman H. Pond as an individual
            Natalie Pond as an individual

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            11635 Jessica Lane
            Los Altos, CA  94024

      (c)   CITIZENSHIP

            Norman H. Pond and Natalie Pond are U.S. citizens.

      (d)   TITLE OF CLASS OF SECURITIES

            Common Stock

      (e)   CUSIP NUMBER

            461148 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

            Not applicable.


ITEM 4.     OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED

            1,040,009*

CUSIP No. 461148 10 8                                          Page 4 of 6 Pages


      (b)   PERCENT OF CLASS

            8.9%

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 163,333*

                  (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 876,676+

                  (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                        163,333*

                  (IV)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                        876,676+

--------------

*INCLUDES 163,333 SHARES ISSUABLE UPON THE EXERCISE BY NORMAN H. POND OF STOCK OPTIONS TO PURCHASE SHARES OF COMMON STOCK WHICH ARE EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 1997.

+INCLUDES 833,100 SHARES HELD IN THE NORMAN HUGH POND AND NATALIE POND TRUST DTD 12/23/80, 30,000 SHARES HELD IN THE POND 1996 CHARITABLE REMAINDER UNITRUST AND 13,576 SHARES HELD IN THE FORM OF A CONVERTIBLE PROMISSORY NOTE. SHARED POWER HELD BY BOTH TRUSTEES IN BOTH TRUSTS.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.    CERTIFICATION

                  Not applicable.

CUSIP No. 461148 10 8                                          Page 5 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2000                   Norman Hugh Pond and Natalie Pond
                                          Trust DTD 12/23/80


                                           By: /s/ Norman H. Pond
                                              ----------------------------------
                                               Norman H. Pond, Trustee


                                           By: /s/ Natalie Pond
                                              ----------------------------------
                                               Natalie Pond, Trustee



                                           Pond 1996 Charitable Remainder
                                           Unitrust


                                           By: /s/ Norman H.
                                              ----------------------------------
                                               Pond Norman H. Pond, Trustee


                                           By: /s/ Natalie Pond
                                              ----------------------------------
                                               Natalie Pond, Trustee


                                           /s/ Norman H. Pond
                                           -------------------------------------
                                           Norman H. Pond, individually


                                           /s/ Natalie Pond
                                           -------------------------------------
                                           Natalie Pond, individually

CUSIP No. 461148 10 8                                          Page 6 of 6 Pages


               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) in relation to the Common Stock of Intevac, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

      This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.


Date: February 14, 2000                   Norman Hugh Pond and Natalie Pond
                                          Trust DTD 12/23/80


                                           By: /s/ Norman H. Pond
                                              ----------------------------------
                                               Norman H. Pond, Trustee


                                           By: /s/ Natalie Pond
                                              ----------------------------------
                                               Natalie Pond, Trustee



                                           Pond 1996 Charitable Remainder
                                           Unitrust


                                           By: /s/ Norman H. Pond
                                              ----------------------------------
                                               Norman H. Pond, Trustee


                                           By: /s/ Natalie Pond
                                              ----------------------------------
                                               Natalie Pond, Trustee


                                           /s/ Norman H. Pond
                                           -------------------------------------
                                           Norman H. Pond, individually


                                           /s/ Natalie Pond
                                           -------------------------------------
                                           Natalie Pond, individually